SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                               September 27, 2005
                       Commission File Number: 000-30735

                            Rediff.com India Limited
                (Translation of registrant's name into English)

         1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
                          Mahim (West), Mumbai 400 016
                    (Address of principal executive office)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

         This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-122536) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

         On August 31, 2005, the Ministry of Finance of the Republic of India issued amendments to the "Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993" (the "Scheme"). The amendments included a statement that Indian companies that do not have equity shares listed in any Indian stock exchange but that have already issued depositary receipts and/or foreign currency convertible bonds in the international market would be required to list in the Indian market upon making a profit beginning the financial year 2005-06 or within three years of such issue of depositary receipts and/or foreign currency convertible bonds, whichever is earlier. At present, the manner in which the amendments prescribed by the Ministry of Finance will be interpreted and implemented, and how they would apply to Rediff.com India Limited ("Rediff"), is still uncertain. However, because Rediff's depositary receipts were issued more than three years ago and its equity shares are not listed on any Indian stock exchange, Rediff may be required to list its equity shares on an Indian stock exchange.

         A copy of the amendments to the Scheme issued by the Ministry of Finance is attached hereto as Exhibit 99.1.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   September 27, 2005           Rediff.com India Limited
                                     (Registrant)


                                      By: /s/ Ajit Balakrishnan
                                         ----------------------------------
                                      Name: Ajit Balakrishnan
                                      Title: Chairman and Managing Director

EXHIBIT NO.                DESCRIPTION

99.1 Copy of amendments to the "Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993" issued by the Ministry of Finance on August 31, 2005.

                                                           Exhibit 99.1

Wednesday, August 31, 2005

Ministry of Finance


 AMENDMENT TO THE "ISSUE OF FOREIGN CURRENCY CONVERTIBLE BONDS AND ORDINARY SHARES (THROUGH DEPOSITARY RECEIPT MECHANISM) SCHEME, 1993".
17:59 IST

 A Scheme for issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme was notified by the Government of India on 12th November, 1993. Revisions/modifications in the operative guidelines of the Scheme have been made from time to time.

 In order to bring the ADR/GDR guidelines in alignment with SEBI's guidelines on domestic capital issues, it has been decided by the Government to incorporate the following changes to the GDR/ADR guidelines by amending the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme:-

A.       For listed companies

a) Eligibility of issuer: An Indian Company, which is not eligible to raise funds from the Indian Capital Market including a company which has been restrained from accessing the securities market by the Securities and Exchange Board of India (SEBI) will not be eligible to issue (i) Foreign Currency Convertible Bonds and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

b) Eligibility of subscriber: Erstwhile Overseas Corporate Bodies (OCBs) who are not eligible to invest in India through the portfolio route and entities prohibited to buy, sell or deal in securities by SEBI will not be eligible to subscribe to (i) Foreign Currency Convertible Bonds and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

c) Pricing: The pricing of Global Depositary Receipt and Foreign Currency Convertible Bond issues should be made at a price not less than the higher of the following two averages:

(i) The average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the six months preceding the relevant date;

(ii) The average of the weekly high and low of the closing prices of the related shares quoted on a stock exchange during the two weeks preceding the relevant date.

The "relevant date" means the date thirty days prior to the date on which the meeting of the general body of shareholders is held, in terms of section 81
(IA) of the Companies Act, 1956, to consider the proposed issue.

d) Voting rights: The voting rights shall be as per the provisions of the Companies Act, 1956 and in a manner in which restrictions on voting rights imposed on Global Depositary Receipt issues shall be consistent with the Company Law provisions. RBI regulations regarding voting rights in the case of banking companies will continue to be applicable to all shareholders exercising voting rights.

B.       For unlisted companies

               Unlisted companies, which have not yet accessed the Global Depositary Receipt / Foreign Currency Convertible Bond route for raising capital in the international market would require prior or simultaneous listing in the domestic market, while seeking to issue (i) Foreign Currency Convertible Bonds and (ii) Ordinary Shares through Global Depositary Receipts under the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993.

            It is clarified that -

               Unlisted companies, which have already issued Global Depositary Receipts / Foreign Currency Convertible Bonds in the international market, would now require to list in the domestic market on making profit beginning financial year 2005-06 or within three years of such issue of Global Depositary Receipts / Foreign Currency Convertible Bonds, whichever is earlier.

BSC/BY/GN-326/05